Exhibit 99.165
news release

6 Adelaide Street East, Suite 500	Shares outstanding: 45,366,827
Toronto, ON M5C 1H6	TSX: BLE, BLE.WT
Frankfurt: A6R
February 28, 2006
Blue Pearl reports Holes 169 and 170 from Davidson Project
Blue Pearl Mining is pleased to announce further drill results from an underground drill program underway on the Company’s Davidson Project near Smithers, B.C. Results from the first four holes in this program were reported in news releases dated February 3 and February 24, 2006.
Results from two more drill holes in the Lower Deposit have been received. Hole 169 returned 0.47% MoS2 over 39.6 metres and Hole 170 returned 0.24% MoS2 over 36.6 metres. To view a diagram of the current drill program, see below.
Hole 169 is the most northwesterly hole drilled on the Lower Deposit to date for which assays have been received. Within Hole 169’s 39.6-metre intersection is a higher grade interval of 27.4 metres grading 0.55% MoS2.
As previously reported, he Lower Deposit appears to be shallow dipping and the drill intercepts appear to be representative of approximate true thickness.
A total of ten holes have been drilled on the Lower Deposit in this program and results have been reported for six of them Results are pending for holes 171, 173 and 174. Hole 175 is in progress. Hole 172, approximately 70 metres east of Hole 167 and the most easterly hole drilled to date on the Lower Deposit, did not intersect mineralization.
The current drill program is designed to test molybdenum mineralization located approximately 300 metres below the Main Deposit. This Lower Deposit was discovered by Climax Molybdenum in 1972 with two drill holes, numbers 142 and 143, which returned 0.46% MoS2 over 49 metres and 0.37% MoS2 over 36.5 metres, respectively.
Results from the Lower Deposit are not included in the previously reported mineral resource for the Main Deposit of the Davidson Project. Based on a technical report compliant with National Instrument 43-101 and filed on SEDAR, and using a cut-off grade of 0.2% MoS2, the Main Deposit is estimated to contain a measured and indicated mineral resource of 83.0 million tons grading 0.295% MoS2 representing 293.5 million pounds of molybdenum (please refer to the Company’s news release of March 3, 2005). Regarding this mineral resource estimate, Gary Giroux, P. Eng., is the independent qualified person in accordance with National Instrument 43-101 and has read and approved this news release.

The top of the Lower Deposit is located approximately 250 metres (the Company’s news release of Feb. 24, 2006, incorrectly stated 350 metres) below the level of the existing underground workings, and the bottom of the Lower Deposit is about 75 metres above the elevation of a proposed new portal.
Sampling, Assaying and Quality Control
Samples are taken as half of the split core. ACME Analytical Laboratories Ltd. of Vancouver, B.C., Canada, is being used for sample preparation and assaying. ACME Analytical uses industry standard procedures. Core samples were crushed to pass a 10-mesh-size sieve, a 200- to 250-gram split was then pulverized to have no greater than 95% passing a 200-mesh-sized sieve to produce a homogenized sub-sample.
Internal quality control programs include the use of blanks, duplicates, internal standards, certified standards and internal check assaying. External check assays will be routinely performed at Chemex Laboratories of North Vancouver, B.C., Canada, with check samples submitted independently by the Company.
Qualified Person
Jim Hutter, P.Geo., a consultant to the Company, is the Qualified Person on this exploration program as defined by National Instrument 43-101. The drilling program is being conducted under the supervision of Mr. Hutter who has read and approved this news release.
About Blue Pearl
Blue Pearl is a Canadian mineral resource company focused solely on developing the Davidson molybdenum deposit near Smithers, B.C. For further information please visit our web site at www.bluepearl.ca or contact:

Ian McDonald, Chairman & CEO	Christina Lalli
or Jim Borland, Investor Relations Director	Renmark Financial Communications Inc.
Blue Pearl Mining Ltd.	Tel.: 514-939-3989
Tel: 416- 860-1438, toll free: 1-800-827-0992	clalli@renmarkfinancial.com
info@bluepearl.ca